KPMG LLP	Telephone	(416) 228-7000
Yonge Corporate Centre	Telefax	(416) 228-7123
4100 Yonge Street, Suite 200	Internet	www.kpmg.ca
Toronto ON M2P 2H3 Canada

The Manitoba Securities Commission
Alberta Securities Commission
Autorité des marchés financiers
British Columbia Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan, Securities Division
Financial and Consumer Services Commission, New Brunswick
Nova Scotia Securities Commission
Office of the Superintendent of Securities, Prince Edward Island
Office of the Superintendent of Securities, Government of Newfoundland and Labrador
Ontario Securities Commission

Dear Sirs:

Re: Notice of Change of Auditor of The Descartes Systems Group Inc.

Pursuant to National Instrument 51-102 (Part 4.11), we have read the Notice of Change of Auditor of The Descartes Systems Group Inc. dated April 17, 2015 and confirm our agreement with the information contained in the Notice pertaining to our firm.

Yours very truly,

Chartered Professional Accountants, Licensed Public Accountants
April 17, 2015
Toronto, Canada

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.

KPMG Confidential